Mail Stop 4561

November 13, 2009

Ms. Martina Hund-Mejean
Chief Financial Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-32877**

Dear Ms. Hund-Mejean:

We have reviewed your response letter dated September 30, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Certain Relationships and Related Transactions, page 27

1.   We note that Citibank, JPMorgan Chase and the HSBC Banks, principal stockholders of MasterCard International, own a portion of the United States franchise of Mondex International, your wholly-owned subsidiary, and that a portion of your $2.5 billion credit facility is syndicated to Citibank, JPMorgan Chase and the HSBC Banks. It appears that future filings should disclose, in your related party section, the portion of Mondex International owned by, and the portion of your $2.5 billion credit facility that is syndicated to, each of these principal stockholders. Refer to Item 404(a) of Regulation S-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please address questions regarding these comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief